[DAVIS POLK & WARDWELL LETTERHEAD]

                    March 30, 2007

Re:	Millea Holdings, Inc. Form 20-F for the Fiscal Year Ended March 31, 2006 Filed September 27, 2006 (File No. 0-31376) (the “2006 Form 20-F”)

Ms. Christine Allen

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Christine Allen:

Millea Holdings, Inc. (the “Company”) has received the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated March 22, 2007 (the “Comment Letter”) regarding the Company’s 2006 Form 20-F.

The Company is working expeditiously to respond to the Comment Letter and has commenced work on a letter responding to the Staff’s comments in consultation with our firm, Davis Polk & Wardwell. However, in order to address fully certain comments relating to the Company’s 2006 Form 20-F, the Company believes that it will require additional time to consider and respond to the Staff’s questions.

Accordingly, the Company respectfully requests an extension of time to respond to the Comment Letter beyond the ten business days specified in the Comment Letter. The Company anticipates submitting to the Staff a response to the Comment Letter on or about April 30, 2007.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to contact Mr. Katsumi Suetsugu of the Company (Tel: 011-81-3-6212-3597; Fax: 011-81-3-6212-3712) with any concerns you may have regarding the Company’s proposed timetable for responding to the Comment Letter. Alternatively, please feel free to contact me at your convenience (Tel: 011-81-3-5561-4566; Fax: 011-81-3-5561-4425).

Very truly yours,

/s/ Eugene C. Gregor
Eugene C. Gregor

cc:	Mr. Katsumi Suetsugu

Via EDGAR SUBMISSION and COURIER